

Sandy Shutt · 3rd

Independent Contractor providing financial & administrative services for individuals and businesses at Sandra Shutt, Independent Contractor

Castle Rock, Colorado, United States ·

Contact info

63 connections

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Sandra Shutt, self-employed

Brigham Young University

Experience

Independent Contractor providing financial & administrative services for individuals and businesses

Sandra Shutt, self-employed · Contract

Jul 2018 – Present · 3 yrs 1 mo

Colorado, United States

Real Estate Manager

S&B Properties, LLC

Jan 1991 – Oct 2013 · 22 yrs 10 mos

Wichita, Kansas Area

My responsibilities include providing tenant service,

overseeing maintenance of property, finances and records.

Hearing Instrument Specialist

Miracle Ear, Wichita KS

Aug 2003 – Feb 2010 · 6 yrs 7 mos

Registered Investment Advisor and Certified Financial Planner

AG Edwards & Sons · Full-time

Aug 2000 – Aug 2003 · 3 yrs 1 mo

Wichita, Kansas, United States

Education

Brigham Young University

Interior Design

1968 – 1970

Maize High School, Maize KS

College/University Preparatory and Advanced High School/Secondary Diploma Program, 4.0

Skills & endorsements

Microsoft Office · 2

rus stark and 1 connection have given endorsements for this skill

Customer Service · 1

Gary M. Craig has given an endorsement for this skill

Microsoft Excel · 1

Gary M. Craig has given an endorsement for this skill

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